FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of April 20, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: April 20, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about April 20, 2004

Item 3.	Press Release

April 20, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Ltd. Announces Stock Split; First New Zealand Well

TAG Oil Ltd. (OTCBB: TAGOF), announced today that having received shareholder approval at a Special Meeting held on April 7, 2004, management will implement a forward stock split on a 1.5 for 1 basis (one and a half post-split shares for every one pre-split share).

Item 5.	Full Description of Material Change

Calgary, Alberta - April 20, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), announced today that having received shareholder approval at a Special Meeting held on April 7, 2004, management will implement a forward stock split on a 1.5 for 1 basis (one and a half post-split shares for every one pre-split share). The record date for the split has been set for April 27, 2004 and TAG stock will commence post-split trading on May 4, 2004. Garth Johnson, TAG's Chief Financial Officer commented, "The Board of Directors decision to split the stock was made in an effort to make our shares more accessible to a broader range of investors. We believe the 1.5 for 1 ratio will help accomplish this goal while ensuring TAG Oil has the flexibility to consider other such future corporate initiatives." As a result of the split, the Company's 7,978,061 existing common shares will be increased to 11,967,091 common shares. Computershare Trust Company of Canada will automatically issue additional certificates to shareholders of record.

In other news, TAG Oil Ltd. announced the first well of a multi-well program in the Taranaki Basin of New Zealand is scheduled to commence drilling (with partners) in the coming weeks. Honeysuckle-1 will be drilled in Permit 38741 to a depth of 1700 meters to test 2 separate Miocene-aged zones. TAG Oil President and CEO Drew Cadenhead commented, "We've been working for a number of years to get to this important stage in our development and we're excited about our potential for success. The first wells, including Honeysuckle-1, are located within our Kaimata 3-D seismic survey and are part of our lower-risk / higher-return exploration strategy." According to a company spokesperson the well will be drilled with the South Pacific Drilling Rig #1 and will take approximately 2 weeks to reach total depth.

For more information on TAG Oil Ltd. contact Drew Cadenhead, President and CEO, at (403) 770-1934 or Garth Johnson, CFO, at (604) 682-6496, or visit our website at www.tagoil.com.

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

April 20, 2004	"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia